UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, December 22, 2014

Messrs,
Superintendencia del Mercado de Valores – SMV
Present.-

Reference:                      Relevant Information Communication

Dear Sirs:

In accordance with the provisions in the Regulation of Relevant Facts and Classified Information, approved by Resolution No. 0005-2014, we comply by informing as a Relevant Information Communication that, in the Board of Directors’ session of our subsidiary GYM FERROVIAS S.A. (“GyMF”) held today, the following agreements were approved:

1.
GyMF will issue notes for a maximum amount of S/. 662’000,000 (Six hundred and sixty two million Nuevos Soles) under Regulation S of the U.S Securities Act of 1993, to be placed in the international and/or local market in one or more series (the “Financing”).

2.
Citibank N.A. will act as Indenture Trustee in the approved issuance mentioned in the previous point. Additionally, Citibank N.A., London Branch acts as Authentication Agent, Paying of Definitive Notes Agent and Register and Transfer of Definitive Notes Agent therein; and finally, that Citibank of Perú S.A. acts as Collateral Agent, Calculation Agent, Paying of Definitive Notes Agent and Register and Transfer of Global Notes Agent in the mentioned offering.

3.	List the notes in one or more centralized negotiation mechanisms in Peru or abroad.

4.
The preparation, negotiation, execution, subscription, modification, emission, referral and/or submission of all documents, notices, forms, contracts, declarations, certificates, informative prospectus, whether public and/or private, which are necessary or appropriate before any public and/or private, national and/or foreign entity, which includes but doesn’t limit to the negotiation, preparation, subscription, execution, modification, emission, referral and presentation of the documents listed below (the “Financing Documents”):

a)
Placement Agent and Note Purchase Agreement to be subscribed between GyMF, as issuer, Graña y Montero S.A.A, Ferrovías Participaciones S.A., BNP Paribas Securities Corp., as Initial Purchaser and any other relevant party, subject to the laws of New York.

b)	Indenture to be signed between GyMF as issuer and Citibank, N.A., as Indenture Trustee, subject to the laws of New York.

c)	The Preliminary Offering Memorandum and the Final Offering Memorandum as well as any clarification, modification or accuracy of such documents.

d)
Series A Indenture Supplement to be subscribed between GyMF as issuer, Citibank, N.A. as Indenture Trustee, Citibank, N.A. (London Branch) as Authentication Agent and Citibank del Perú S.A. as Paying Agent, Transfer Agent, Register and Calculation Agent, subject to the laws of New York.

e)
Series B Indenture Supplement to be signed by GyMF as issuer, Citibank, N.A. as Indenture Trustee, Citibank, N.A. (London Branch) as Authentication Agent and Citibank del Perú S.A. as Calculation Agent, Paying Agent, Register and Transfer Agent, subject to the laws of New York.

f)	Other Indenture Supplements to be held in the future according to what is established in the Indenture mentioned above.

g)	Series A Global Note to be subscribed between GyMF as issuer and Citibank, N.A. (London Branch), as Authentication Agent, subject to the laws of New York.

h)	Series B Global Note to be signed between GyMF as issuer and Citibank, N.A. (London Branch), as Authentication Agent, subject to the laws of New York.

i)	Other Global Notes issued based on other Indenture Supplements mentioned above.

j)	Definitive Notes issued based on what is established in the Indenture mentioned above.

k)
Sponsors Support and Share Retention Agreement to be subscribed between GyMF, Graña y Montero S.A.A., Ferrovías Participaciones S.A., and any other shareholder of GyMF, Citibank, S.A., as Indenture Trustee, and Citibank del Perú S.A., as Collateral Agent, subject to the laws of New York.

l)
If applicable, Graña y Montero S.A.A. Subordination Agreement to be subscribed between GyMF, Graña y Montero S.A.A. and Citibank del Perú S.A., as Collateral Agent, subject to the laws of the Republic of Peru.

m)
If applicable, Ferrovías Participaciones S.A. Subordination Agreement to be subscribed between GyMF, Ferrovías Participaciones S.A. and Citibank del Perú S.A. as Collateral Agent, subject to the laws of the Republic of Peru.

n)	Collateral Agency Agreement to be subscribed between GyMF, Citibank N.A. as Indenture Trustee and Citibank del Perú S.A. as Collateral Agent, subject to the laws of New York.

o)
Concession Mortgage Agreement to be signed by GyMF and Citibank N.A. as Indenture Trustee, with the participation of Citibank del Perú S.A. as Collateral Agent, subject to the laws of the Republic of Peru.

p)
Share Pledge Agreement to be subscribed between Graña y Montero S.A.A., Ferrovías Participaciones S.A., Citibank N.A. as Indenture Trustee, with the participation of GyMF and the intervention of Citibank del Perú S.A. as Collateral Agent, subject to the laws of the Republic of Peru.

q)
Cash Flow Trust Agreement to be subscribed between GyMF, CONCAR S.A. and Citibank del Perú S.A.as Cash Flow Trustee, subject to the laws of the Republic of Peru; including communication and notifications to be sent to the assigned debtors indicating the constitution of the aforementioned trust and the assignment in trust made in favor of the trustee.

r)
Capital Contributions Account Pledge Agreement to be subscribed between GyMF and Citibank N.A., as Indenture Trustee, with the participation of Citibank del Perú S.A. as Collateral Agent and, if applicable, as local bank, subject to the laws of the Republic of Peru.

s)
Operations Account Pledge Agreement to be subscribed between GyMF and Citibank N.A., as Indenture Trustee, with the participation of Citibank del Perú S.A. as Collateral Agent and, if applicable, as local bank, subject to the laws of the Republic of Peru.

t)
Irrevocable Powers of Attorney to be granted by GyMF in favor of Citibank del Perú S.A. as Collateral Agent, together with the Operations Account Pledge Agreement, subject to the laws of the Republic of Peru.

u)	Irrevocable Powers of Attorney to be granted by GyMF in favor of Citibank del Perú S.A. as Collateral Agent, together with the Cash Flow Trust Agreement, subject to the laws of the Republic of Peru.

v)
Rolling Stock Supply Agreement Consent and Acknowledgement to be subscribed between GyMF, Citibank del Perú S.A. as Cash Flow Trustee and Alstom Transporte S.A., subject to the laws of the Republic of Peru.

w)
Maintenance Rolling Stock Purchase Agreement Consent and Acknowledgement to be subscribed by GyMF, Citibank del Perú S.A. as Cash Flow Trustee and Alstom Transporte S.A., subject to the laws of the Republic of Peru.

x)
Rolling Stock Services Agreement Consent and Acknowledgement to be subscribed between GyMF, Citibank del Perú S.A. as Cash Flow Trustee and Alstom Perú S.A., subject to the laws of the Republic of Peru.

y)
Technical Assistance Agreement Consent and Acknowledgement to be subscribed between GyMF, Citibank del Perú S.A. as Cash Flow Trustee and Ferrovías Sociedad Anónima Concesionaria, subject to the laws of the Republic of Peru.

z)	O&M Agreement Consent and Acknowledgement to be subscribed between GyMF, Citibank del Perú S.A. as Cash Flow Trustee and CONCAR S.A., subject to the laws of the Republic of Peru.

aa)
Technical Assistance for the Maintenance of Rolling Stock Agreement Consent and Acknowledgement to be subscribed between GyMF, Citibank del Perú S.A. as Cash Flow Trustee, Alstom Perú S.A. and CONCAR S.A., subject to the laws of the Republic of Peru.

bb)
Power Purchase Agreement (Edelnor) Consent and Acknowledgement to be subscribed between GyMF, Citibank del Perú S.A. as Cash Flow Trustee and Edelnor S.A.A., subject to the laws of the Republic of Peru.

cc)
Power Purchase Agreement (Luz del Sur) Consent and Acknowledgement to be subscribed between GyMF, Citibank del Perú S.A. as Cash Flow Trustee and Luz del Sur S.A.A., subject to the laws of the Republic of Peru.

dd)
Other documents, contracts, agreements or arrangements that are linked to the Financing Documents and other documents, contracts, agreements or additional arrangements, and that their subscription is required for the Financing.

5.
Designate representatives of GyMF and grant them the necessary faculties to negotiate, conclude, subscribe, modify, execute, issue, refer and agree to all the terms, characteristics and conditions of all the Financing Documents, as well as other acts adopted in the Shareholders’ Meeting, without any reservation or limitation, as well as certain faculties for the Financing on behalf of GyMF. In this sense, it was agreed to grant such representatives expressly and broadly as allowed by applicable law and Statute, among others, the following faculties:

a)
Negotiate, conclude, subscribe, modify, execute, issue, refer and stipulate the terms and conditions, set the applicable law as well as a form of resolving conflicts (including arbitration) of the Financing Documents and other documents approved in the Board, and subscribe any clarification, modification or accuracy of such documents.

b)
Collaborate in the preparation of the preliminary or definitive Informative Prospectus of the Financing, provide the information of GyMF to be included therein, as well as authorize its submission (including any notice, form, application, contract, declaration or certificate) before any public and/or private, domestic and/or foreign entity, including but not limited to the Superintendence of Securities, the Lima Stock Exchange, CAVALI S.A. ICLV, and/or to the Superintendence of Bank, Insurance and Pension Funds, or to any supervisor, regulator, clearing and/or liquidator organism of a securities market in the Republic of Peru or outside the Republic of Peru.

c)
Negotiate, conclude, subscribe, modify, execute, issue and refer any contract, agreement or arrangement (by private or public instrument) and issue, subscribe and present to any person or authority of any country any kind of certification and document it relates to the Financing.

Sincerely,

____________________
/s/ Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES
______________________________

Name: Dennis Gray Febres

Title: Stock Market Representative

Date: December 22, 2014